June 11, 2008

Anne Nguyen Parker

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                             KODIAK OIL & GAS CORP.
Definitive Proxy Statement on Schedule 14A

Filed April 15, 2008

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 14, 2008

Form 10-Q for the Quarter Ended March 31, 2008

Filed May 9, 2008

File No. 001-32920

Dear Ms. Parker,

This letter sets forth the responses of Kodiak Oil & Gas Corp. (the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 30, 2008 (the “Comment Letter”). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter.  Set forth below each such comment by the Staff is the Company’s response.  The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter.

Definitive Proxy Statement on Schedule 14A filed April 15, 2008

1.                                      Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.  After our review of your responses, we may raise additional comments.

 Response:

The Company confirms that it will comply with each of the Staff’s comments in all future filings with the Commission.  Where applicable, we have included an example of the disclosure responsive to the Staff’s comment that the Company proposes to include in future filings.

Current Executive Compensation Elements, page 18

2.                                      Please specify how each element of compensation relates to the data you analyzed from comparator companies.  For example, disclose where you target each element of compensation against the peer group of comparator companies and where actual payments fall within targeted parameters.  To the extent actual compensation fell outside a targeted percentile range, please explain why.  See Item 402(b)(1)(v) of Regulation S-K.

Response:

In future filings, we will disclose the following:

While the Compensation Committee utilized the survey data provided by Denver Management Advisors, Inc. to inform the Compensation Committee’s decision making process generally with respect to the determination of the various components of compensation, the Compensation Committee did not target any particular benchmarks.

3.                                      We note your disclosure on Form 8-K filed March 19, 2008 that on March 13, 2008, the Compensation Committee awarded annual discretionary bonuses to (1) Mr. Peterson in the amount of $150,000 and (2) Mr. Catlin in the amount of $150,000.  Please discuss these bonuses and the reasons they were awarded.

Response:

Given the Company’s relatively short operating history, the Company has not formalized objective measures to evaluate the individual performance of each executive officer or to determine their respective levels of compensation.  Thus, the determination by the Compensation Committee to award bonuses to Lynn Peterson and James Catlin was based on the subjective judgment of the Compensation Committee, including the Compensation Committee’s subjective view of the Company’s performance during the prior year.

4.                                      (a)  We further note disclosure in the Form 8-K that the Committee granted Lynn Peterson 300,000 Stock Options, James Catlin 300,000 Stock Options, and James Henderson 150,000 Stock Options. Please discuss these option grants and the reasons they were awarded.

(b)  In addition, you state that the Stock Options shall vest on March 20, 2009, provided that the Company attains certain annual performance goals for the 2008 fiscal year including the following financial and performance factors of the Company for the 2008 fiscal year: total stockholder’s equity; net income (loss); adjusted EBITDA; oil and gas sales volume results; and proved reserves.  Disclose the specific financial and performance targets that need to be met in order for the Stock Options to vest on March 20, 2009.

Response to 4.4(a):

Given the Company’s relatively short operating history, the Company has not formalized objective measures to evaluate the individual performance of each executive officer or to determine their respective levels of compensation.  Thus, the determination by the Compensation Committee to grant Stock Options to Lynn Peterson, James Catlin and James Henderson was based on the subjective judgment of the Compensation Committee, including the Compensation Committee’s subjective view of the Company’s performance during the prior year.  However, as discussed in 4.4(b) below, the Company linked the vesting of such Stock Options to the performance of the Company during the fiscal year 2008.

Response to 4.4(b):

In future filings, the Company will disclose the following:

The vesting of the Stock Options shall depend upon the attainment by the Company of the following performance goals for the 2008 fiscal year:

A.                                           Net Worth.  The vesting of the Stock Options shall, in part, be subject to a performance vesting condition based on total stockholder’s equity of the Company as of December 31, 2008 as reflected in the Company’s audited consolidated balance sheet as of December 31, 2008 (“Net Worth”), as follows:

(a)          If the Company achieves actual Net Worth in an amount greater than or equal to $81,952,039, then exactly 7.5% of the Stock Options granted under the Stock Option Agreement shall vest on March 20, 2009.

(b)         If the Company achieves actual Net Worth in an amount less than $68,293,366, then exactly 0% of the Stock Options granted under the Stock Option Agreement shall vest on March 20, 2009.

(c)          If the Company achieves actual Net Worth in an amount between $68,293,366, inclusive, and $81,952,039, exclusive, then Stock Options shall vest on March 20, 2009 in an amount equal to the result of (i) actual Net Worth divided by (ii) $81,952,039 multiplied by (iii) 7.5% multiplied by (iv) [the total Stock Options granted under the Stock Option Agreement].

B.                                             Income (Loss).  The vesting of the Stock Options shall, in part, be subject to a performance vesting condition based on the net income (loss) of the Company for the year ended December 31, 2008 as reflected in the Company’s audited consolidated statement of operation for the year then ended (“Income (Loss)”), as follows:

(a)          If the Company achieves actual Income in an amount greater than or equal to $0, then exactly 11.25% of the Stock Options granted under the Stock Option Agreement shall vest on March 20, 2009.

(b)         If the Company achieves actual (Loss) in an amount greater than ($38,185,890), then exactly 0% of the Stock Options granted under the Stock Option Agreement shall vest on March 20, 2009.

(c)          If the Company achieves (Loss) in an amount between ($38,185,890), inclusive, and $0, exclusive, then Stock Options shall vest on March 20, 2009 in an amount equal to one (1) minus the result of (i) the absolute value of actual Income (Loss) divided by (ii) $38,185,890, which result shall be multiplied by (x) 11.25% multiplied by (y) the total Stock Options granted under the Stock Option Agreement.

C.                                             Adjusted EBITDA.  The vesting of the Stock Options shall, in part, be subject to a performance vesting condition based on the Adjusted EBITDA of the Company for the year ended December 31, 2008.  As used herein, the term “Adjusted EBITDA” shall have the meaning and value assigned to it in the Company’s Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2008 (“Adjusted EBITDA”).

(a)          If the Company achieves Adjusted EBITDA in an amount greater than or equal to $3,216,678, then exactly 11.25% of the Stock Options granted under the Stock Option Agreement shall vest on March 20, 2009.

(b)         If the Company achieves Adjusted EBITDA in an amount less than $2,680,565, then exactly 0% of the Stock Options granted under the Stock Option Agreement shall vest on March 20, 2009.

(c)          If the Company achieves Adjusted EBITDA in an amount between $2,680,565, inclusive, and $3,216,678, exclusive, then Stock Options shall vest on March 20, 2009 in an amount equal to the result of (i) actual Adjusted EBITDA divided by (ii) $3,216,678 multiplied by (iii) 11.25% multiplied by (iv) the total Stock Options granted under the Stock Option Agreement.

D.                                            Oil and Gas Sales Volume.  The vesting of the Stock Options shall, in part, be subject to a performance vesting condition based on the amount disclosed in the Company’s financials for the year ended December 31, 2008 for oil and gas sales volume expressed in BOE (6Mcf:1Bbl) (“Oil and Gas Sales Volume”), as follows:

(a)          If the Company achieves Oil and Gas Sales Volume in an amount greater than or equal to 163,535 BOE, then exactly 22.5% of the Stock Options granted under the Stock Option Agreement shall vest on March 20, 2009.

(b)         If the Company achieves Oil and Gas Sales Volume for the year ended December 31, 2008 in an amount less than 136,279 BOE, then exactly 0% of the Stock Options granted under the Stock Option Agreement shall vest on March 20, 2009.

(c)          If the Company achieves Oil and Gas Sales Volume in an amount between 136,279 BOE, inclusive, and 163,535 BOE, exclusive, then Stock Options shall vest on March 20, 2009 in an amount equal to the result of (i) actual Oil and Gas Sales Volume divided by (ii) 163,535 multiplied by (iii) 22.5%

multiplied by (iv) the total Stock Options granted under the Stock Option Agreement.

E.                                              Proved Reserves.  The vesting of the Stock Options shall be subject to a performance vesting condition based on total oil and gas proved reserves expressed in MBOE (6Mcf:1Bbl) of the Company for the year ended December 31, 2008 as reflected in the Company’s financial statements for the period ended December 31, 2008 (“Proved Reserves”), as follows:

(a)          If the Company achieves Proved Reserves in an amount greater than or equal to 1,658 MBOE, then exactly 22.5% of the Stock Options granted under the Stock Option Agreement shall vest on March 20, 2009.

(b)         If the Company achieves Proved Reserves for the year ended December 31, 2008 in an amount less than 1,381.3 MBOE, then exactly 0% of the Stock Options granted under the Stock Option Agreement shall vest on March 20, 2009.

(c)          If the Company achieves Proved Reserves for the year ended December 31, 2008 in an amount between 1,381.3 MBOE, inclusive, and 1,658 MBOE, exclusive, then Stock Options shall vest on March 20, 2009 in an amount equal to the result of (i) actual Proved Reserves divided by (ii) 1,658 multiplied by (iii) 22.5% multiplied by (iv) the total Stock Options granted under the Stock Option Agreement.

5.                                      We note your disclosure regarding severance benefits and potential payments upon a change of control.  In addition, you state that Mr. Henderson notified the Company that he will be resigning as the Company’s Chief Financial Officer effective May 10, 2008.  Please provide all of the information required by Item 402(j).  For example, quantify the estimated payments and benefits that would be provided in each covered circumstance.

Response:

In future filings, we will provide the following disclosure:

The employment contracts between the Company and each of Lynn A. Peterson, James E. Catlin and James P. Henderson were not effective until January 1, 2008. However assuming that such contracts were effective January 1, 2007, and assuming further that, effective December 31, 2007, any of Mr. Peterson, Mr. Catlin or Mr. Henderson terminated their respective employment for “good reason” or any of such individuals were terminated by the Company without “cause” and without advance notice, then the Company would have been required to make payments totaling the following amounts, which payments would have been required to be paid at the usual and customary pay intervals of the Company and would be subject to all appropriate deductions and withholding:

•      Mr. Peterson would have been entitled to receive aggregate cash compensation in the amount of $700,000;

•      Mr. Catlin would have been entitled to receive aggregate cash compensation in the amount of $700,000; and

•      Mr. Henderson would have been entitled to receive aggregate cash compensation in the amount of $300,000.

Assuming that such employment contracts were effective January 1, 2007, and assuming further that, effective December 31, 2007, any of Mr. Peterson, Mr. Catlin or Mr. Henderson were terminated for any reason (excluding termination for cause or as a result of the executive's death or disability) during a 12-month period following a change of control event, then the Company would have been required to make the following lumpsum payments:

•      Mr. Peterson would have received cash compensation in the amount of $1,450,000;

•      Mr. Catlin would have received cash compensation in the amount of $1,450,000; and

•      Mr. Henderson would have received cash compensation in the amount of $200,000.

Further, as of December 31, 2007, in addition to the foregoing payments in the event of (1) termination by the Company of the executive’s employment without “cause” and without advance notice; (2) termination by the executive of the executive’s employment for “good reason”; or (3) termination by the Company of the executive’s employment for any reason during a 12-month period following a “change of control,” then all of the respective executive’s equity-based compensation would have immediately vested as follows:

•      Mr. Peterson’s unvested stock options to purchase 530,000 common shares would have immediately vested;

•      Mr. Catlin’s unvested stock options to purchase 530,000 common shares would have immediately vested; and

•      Mr. Henderson’s unvested stock options to purchase 255,000 common shares would have immediately vested, as would have Mr. Henderson’s 20,000 shares of restricted stock.

Because Mr. Henderson’s termination of employment effective May 10, 2008 was not due to (1) termination by the Company of the executive’s employment without “cause” and without advance notice; (2) termination by the executive of the executive’s employment for “good reason”; or (3) termination by the Company of the executive’s employment for any reason during a 12-month period following a “change of control,” the Company was not required to pay, and did not pay, any severance benefits or payments to Mr. Henderson in connection with his termination.

Form 10-K for the Fiscal Year Ended 12/31/07

Selected Consolidated Financial Information, page 40

6.                                      We note that you include selected financial data for the two most recent fiscal years, and the cumulative period.  Please comply with Item 301(a) of Regulation S-K which requires presentation of selected historical financial data for the five most recent financial years.

Response:

The Company will include selected historical financial data for the five most recent financial years in its future filings in accordance with Item 301 of Regulation S-K.  Set forth below is the selected historical financial data for the financial years 2003, 2004, 2005, 2006 and 2007.

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Income Statement Data:

Revenue	$9,320,377	$4,965,169	$453,135	$20,448	$—

Cost and expenses, Excluding Impairment	13,506,267	7,751,209	2,458,226	1,082,548	275,683

Asset impairment	34,000,000	—	—	—	—

Net loss	(38,185,890)	(2,786,040)	(2,005,091)	(1,062,100)	(275,683)

Basic & diluted net loss per common share	$(0.44)	$(0.04)	$(0.05)	$(0.04)	$(0.02)

Adjusted EBITDA	$2,680,565	$947,247	$(1,210,248)	$(1,046,170)	$(268,911)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Balance Sheet Data:

Current Assets	$15,377,809	$61,117,145	$7,990,566	$2,756,745	$20,384

Property and equipment-net	58,386,427	52,250,265	17,463,269	2,450,741	685,301

Total Assets	74,331,321	113,773,614	25,790,316	5,207,486	705,685

Current Liabilities	5,163,457	9,879,104	4,411,572	369,008	393,825

Stockholders’ Equity	$68,293,366	$103,644,815	$21,309,671	$4,838,478	$311,860

Basic & diluted weighted-average common shares outstanding	87,742,996	71,425,243	44,447,269	27,696,443	14,373,675

Liquidity and Capital Resources, page 44

7.                                      Expand your discussion to identify the various drivers underlying your cash flows from operating, investing and financing activities, and to indicate the extent to which the reported amounts are indicative of your expectations for future cash flows.  See Section IV of Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm.

See also Section IIA1 of Release No. 33-8056,
http://www.sec.gov/rules/other/33-8056.htm; Section IIIC of Release No. 33-6835,
http://www.sec.gov/rules/interp/33-6835.htm.

Response:

The Company will include the following type of disclosure in the Liquidity section of its future periodic filings to comply with the requirement to discuss the changes in our operating, investing, and financing cash flows as depicted in our statement of cash flows.  Our discussion will focus on the primary drivers of and other material factors necessary to an understanding of our cash flows and the indicative value of historical cash flows.

Liquidity and Capital Resources

The following table summarizes our sources and uses of cash for each of the three years ended December 31, 2007, 2006 and 2005.

	For the Year Ended December 31,
	2007	2006	2005

Net cash provided/(used) by operations	$2,073,412	$3,141,149	$(1,221,221)
Net cash used in investing activities	(47,649,681)	(35,551,258)	(12,131,165)
Net cash provided by financing activities	382,150	83,593,824	14.935,173
Net cash flow	(45,453,945)	51,183,715	4,582,787

The decrease in cash provided by operations from 2006 to 2007 is primarily from changes in accounts payable decreasing cash by $1,655,119 due to settlement of outstanding payables in 2007 and a $2,753,788 or 60% increase in general and administrative cost due to the addition of employees in 2007.  These decreases in cash provided by operations were partially offset by a $3,658,240 or 88% increase in oil and gas revenues from 2006 to 2007.  From 2005 to 2006 the increase in cash provided by operations was primarily due to the increase in oil and gas revenue of $3,793,528, a 1037% increase in oil and gas revenue during 2006. The increase was comprised of a 270% increase in gas volumes produced and a 2,196% increase in oil volumes produced. The oil and gas revenue increases in 2007 and 2006 were primarily due to drilling activity.

Our investing activities during the three years ended December 31, 2007 related primarily to our development and exploration activities.  We recorded $40,830,743 in development and exploration costs in 2007, $29,664,142 in 2006 and $8,841,184 in 2005.  The remaining investing activity during 2007, 2006 and 2005 consisted primarily of equipment additions and changes in our restricted investments.

Our financing activities during 2007 were comprised mainly of proceeds from the exercise of common stock options.   Our financing activities during 2006 included the private placement of 19,514,268 shares of our common stock for gross proceeds of approximately $39,444,438 in March 2006 and the private placement of 12,075,000 shares of our common stock for gross proceeds of approximately $50,111,250 in December 2006. The financing activity in 2005 included the private placement of 17,000,000 shares of our common stock for gross proceeds of approximately $15,644,243.  Additionally in 2005 we issued 3,496,875 shares of our common stock through the exercise of warrants for gross proceeds of $2,515,678.

Financial Statements

Note 2 –Basis of Presentation and Significant Accounting

Policies Oil and Gas Producing Activities, page 59

8.                                      We note you have not mentioned estimated future expenditures to be incurred in developing proved reserves, and estimated dismantlement and abandonment costs when discussing your cost amortization policy.  These should be included in the costs subject to amortization under Rule 4-10(c)(3)(i) of Regulation S-X.

Please submit the disclosure that you propose to clarify your handling of these estimated future amounts and advise us of any changes that you would need to make to your accounting to comply with this guidance.

Response:

The Company will include the following revised disclosure in Note 2 to its Financial Statements, as reflected by the marked text set forth below, in its future periodic filings to clarify the handling of estimated future expenditures to be incurred in developing proved reserves, and estimated dismantlement and abandonment costs.  The Company has included these estimated future expenditures in the costs subject to amortization under Rule 4-10(c)(3)(i) of Regulation S-X.  Accordingly, the Company believes that it is not necessary to make any changes to its accounting in connection with the Staff’s comment No.8.

Oil and Gas Producing Activities

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to the exploration and development of oil and gas properties are initially capitalized into a single cost center (“full cost pool”).  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling directly related to acquisition and exploration activities.  Proceeds from property sales are generally credited to the full cost pool, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the proved reserves attributable to theses costs.  A significant alteration would typically involve a sale of 25% or more of the proved reserves related to a single full costs pool.

Depletion of exploration and development costs and depreciation of production equipment is computed using the units-of-production method based upon estimated proved oil and gas reserves.  Costs ~~capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by the Company’s engineers and audited by independent petroleum engineers.~~ included in the depletion base to be amortized include (a) all proved capitalized costs including capitalized asset retirement costs net of estimated salvage values, less accumulated depletion, (b) estimated future development cost to be incurred in developing proved reserves; and (c) estimated dismantlement and abandonment costs, net of estimated salvage values, that have not been included as capitalized costs because they have not yet been capitalized as asset retirement costs.    The costs of unproved properties are withheld from the depletion base until it is determined whether or not proved reserves can be assigned to the properties. The properties are reviewed quarterly for impairment ~~such time as they are either developed or abandoned~~.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.  During 2007, approximately $499,500 of unproved land costs related primarily to our North Dakota acreage were reclassified to proved property and were included in the ceiling test and depletion calculations.  There were no reclassifications in 2006.

9.                                      Tell us how the results of your accounting for costs of unproved properties, which you disclose as being “...withheld from the depletion base until such time as they are either developed or abandoned,” compare to those that would arise following the guidance in Rule 4-10(c)(3)(ii) of Regulation S-X, which generally requires such costs to be included in the pool of costs subject to amortization once it is determined whether or not proved reserves can be assigned to the properties, with a few exceptions.

Response:

The Company will include the following revised disclosure in Note 2 to its Financial Statements, as reflected by the marked text set forth below, in its future periodic filings to clarify our accounting for costs of unproved properties.  The Company includes these  costs in the pool of costs subject to amortization once it is determined whether or not proved reserves can be assigned to the properties in accordance with Rule 4-10(c)(3)(i) of Regulation S-X.  Accordingly, the Company believes that it is not necessary to make any changes to its accounting in connection with the Staff’s comment No.9.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by the Company’s engineers and audited by independent petroleum engineers.  The costs of unproved properties are withheld from the depletion base until it is determined whether or not proved reserves can be assigned to the properties. The properties are reviewed quarterly for impairment~~such time as they are either developed or abandoned~~.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

10.                               We understand from your disclosure about the full cost ceiling test that among the costs aggregated to compare to the present value of estimated future net revenues, you include either the cost or fair value of unproved properties, whichever is lower.

This particular measure should be used for costs of unproved properties that are subject to amortization, following the guidance in Rule 4-10(c)(4)(i)(C) of Regulation S-X, while costs of unproved properties not subject to amortization should be included without regard to estimates of fair value.

However, costs of unproved properties not subject to amortization must be net of any impairment assessed under Rule 4-10(c)(3)(ii)(A) of Regulation S-X, whereas such impairment is included in the pool of costs subject to amortization.

Tell us how your accounting and disclosure would need to change to reflect proper accounting for such amounts, to comply with the ceiling test requirements.

Response:

The Company will include the following revised disclosure in Note 2 to its Financial Statements, as reflected by the marked text set forth below, in its future periodic filings to clarify our accounting for costs of unproved properties.  In applying the full cost ceiling test, the Company follows the guidance set forth in Rule 4-10(c) of Regulation S-X.  Accordingly, the Company believes that it is not necessary to make any changes to its accounting in connection with the Staff’s comment No. 10.

For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the energy equivalent rate of six thousand cubic feet of natural gas to one barrel of crude oil.  Under the full costs method of accounting, capitalized oil and gas property costs less accumulated depletion and net of deferred income taxes may not exceed an amount equal to the present value, discounted at 10%, of estimated future net revenues from proved oil and gas reserves plus the cost of unproved properties not subject to amortization (without regard to estimates of fair value), or estimated fair value, if lower of unproved properties that are subject to amortization.  Should capitalized costs exceed this ceiling, an impairment is recognized.  The present value of estimated future net revenues is computed by applying current prices of oil and gas to estimated future production of proved oil and gas reserves as of period-end, less estimated future expenditures to be incurred in developing and producing the proved reserves assuming the continuation of existing economic conditions.

11.                               We note your disclosure in the second paragraph on page 60, indicating that you conduct quarterly impairment calculations.  However, in the fourth paragraph on that page, you indicate that you may update your reserve information on a less frequent basis, stating “...estimated proved reserves will be re-determined at least on an annual basis....

And in the following paragraph, you state that upon updating your reserve estimates during the third quarter, your full cost pool “...exceeded the ceiling limitation by approximately $20.0 million and an impairment expense was recorded for this amount during the quarter ended September 30, 2007,” also that at March 31, 2007, your full cost pool “...exceeded the ceiling limitation...and an impairment expense of $14 million was recorded during the quarter ended March 31, 2007.”

We believe that you need to update the reserve information used in your ceiling tests at each interim reporting date to reflect all new information impacting reserves, such as production, acquisitions, sales of reserves in place, and all changes in the factors and assumptions underlying your estimates having material effects, to comply with Rule 4-10(c)(4) of Regulation S-X.

Tell us the extent to which you updated your reserve estimates at the end of each quarter in the past two years and subsequently for purposes of conducting your full cost ceiling tests, and submit the disclosures that you believe would clarify this matter.

Response:

The Company will include the following revised disclosure in Note 2 to its Financial Statements in its future periodic filings to clarify that the Company conducts quarterly impairment calculations in accordance with Rule 4-10(c)(4) of Regulation S-X.  With respect to the fourth paragraph on page 60, the Company will clarify in future filings that the Company updates its reserve calculation on a quarterly basis, not just an annual basis.  Accordingly, the Company believes that it is not necessary to make any changes to its accounting in connection with the Staff’s comment No.11.

Note 3 Oil and Gas Property, page 64

12.                               Under Rule 4-10(c)(7)(ii) of Regulation S-X, you are required to disclose the status of significant properties and projects associated with your unproved property costs that are not subject to amortization, along with a statement about your anticipated timing of including such costs in the amortization computation.

Response:

The Company will include the following revised disclosure in Note 3 to its Financial Statements, as reflected by the marked text set forth below, in its future periodic filings to disclose the status of significant properties and projects associated with our unproved property costs that are not subject to amortization, along with a statement about our anticipated timing of including such costs in the amortization computation.

Note 3 –Oil and Gas Property

The following table presents information regarding the Company’s net costs incurred in the purchase of proved and unproved properties, and in the exploration and development activities:

	For the Years Ended December 31
	2007	2006	2005
Property Acquisition costs:
Proved	$—	$—	$909,637
Unproved	4,285,277	7,225,875	5,476,788
Exploration costs	28,960,843	12,534,859	1,027,153
Development costs	11,869,900	17,129,283	7,814,031

Total	$45,116,021	$36,890,017	$15,227,609

Total excluding asset retirement obligation	$44,576,209	$36,725,586	$15,160,609

Depletion expense related to the proved properties per equivalent BOE of production for the years ended December 31, 2007, 2006, and 2005 were $39.30, $25.63, and $14.45,  respectively.

At December 31, 2007 and 2006, the Company’s unproved properties consisted of leasehold acquisition costs in the following areas:

The following table sets forth a summary of oil and gas property costs not being amortized as of December 31, 2007 by the year in which such costs were incurred:

	2007	2006

Colorado	$2,166,250	$962,990
Montana	2,151,632	2,233,629
North Dakota	4,723,540	3,089,757
Wyoming	12,863,315	13,321,098
	$21,904,737	$19,607,474

Unproved Additions by Year

Prior	$706,748
2005	3,864,832
2006	10,249,063
2007	7,084,095

Total	$21,904,737

During the year ended December 31, 2007, approximately $499,500 of unproved land costs related primarily to our North Dakota acreage were reclassified to proved property and were included in the ceiling test and depletion calculations.

We plan to make capital expenditures of approximately $12,600,000 for 2008.  We have allocated $2,100,000 to our operations in the Vermillion Basin primarily related to geophysical studies and land leasing. This assumes no contribution to the costs of drilling up to three gross wells which will be paid for by Devon as part of the Devon Agreement. We have estimated that we will incur an additional $10,400,000 of capital expenditures in the exploration of the Bakken play in North Dakota and for workovers of existing Bakken wells to the west of our Dunn County acreage position. Depending on the timing of the receipt of permits from regulatory agencies, rig availability and the success of each well, we expect to drill three to four gross wells in this area in 2008. The unproved costs associated with the Company’s drilling projects will be transferred to proved properties as the wells are drilled over the next five to ten years.

Form 10-Q for the Quarter Ended March 31, 2008

Controls and Procedures, page 25

13.                               We note your disclosure stating that you concluded that your disclosure controls and procedures were “effectively designed” as of March 31, 2008.  Please ensure that the disclosure you provide in response to Item 307 of Regulation S-K indicates whether such controls and procedures are effective or not effective, rather than limiting your assessment to their design.  Tell us what you are able to conclude about the functioning of your disclosure controls and procedures at this interim date, based on your evaluation.

Response:

The Company will state in its future periodic filings whether the Company’s disclosure controls and procedures are effective or not effective, rather than limiting our assessment to their design.

The Company confirms to the Staff that the management of the Company has concluded, as of March 31, 2008 and as of the date of this letter, that the Company’s disclosure controls are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act  is accumulated and communicated to management, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms.

Engineering Comments

General

14.                               Please provide us with a copy of the reserve report as of December 31, 2007 prepared by Kodiak Oil & Gas engineers.  Please provide this on electronic media, such as CD-ROM, if possible.  If you would like this information to be returned to you, please follow the guidelines in Rule 12b-4 under the Exchange Act of 1934.  See also Rule 83 under the Freedom of Information Act if you wish to request confidential treatment of that information. Please send the report to James Murphy at mail stop 7010.

Response:

The Company has delivered to Mr. Murphy, by overnight courier, a CD-ROM containing a copy of the reserve report as of December 31, 2007 prepared by Kodiak Oil & Gas Corp.’s engineers.

Our Reserves, page 11

15.  (Part I.)  You state that Netherland Sewell & Associates audited your reserves in 2007.  Please expand your disclosure to address the following:

a)     state that a reserve audit is not the same as a financial audit and explain why;

b)     clarify whether the work was conducted in accordance with any professional guidelines and if so, indicate which guidelines were followed;

c)     describe the specific work Netherland Sewell & Associate performed in the course of their audit;

d)     state the percentage of your reserves included in the audit and if less than 100%, explain who selected the reserves to be audited and discuss the reasons only a portion of the reserves were audited;

e)     identify assumptions provided by management that were relied upon by Netherland Sewell & Associates, without testing;

f)     explain whether the third party engineers were hired by and reported to management or the audit committee of the board of directors.

Response to 15(a):

A reserves audit and financial audit are different in process and the material being audited.

As defined by the Society of Petroleum Engineers (SPE) in Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information approved by SPE Board in June 2001, (Revision as of February 19, 2007): “A Reserves Audit is the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves and/or Reserves Information prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied upon, (3) the depth and thoroughness of the reserves estimation process, (4) the classification of reserves appropriate to the relevant definitions used, and (5) the reasonableness of the estimated reserves quantities and/or the Reserves Information. The term “reasonableness” cannot be defined with precision but should reflect a quantity and/or value difference of not more than plus or minus 10%, or the subject Reserves Information does not meet minimum recommended audit standards. This tolerance can be applied to any level of reserves or Reserves Information aggregation, depending upon the nature of the assignment, but is most often limited to Proved Reserves Information. A separate predetermined and disclosed tolerance may be appropriate for other reserves classifications. Often a reserves audit includes a detailed review of certain critical assumptions and independent assessments with acceptance of other information less critical to the reserves estimation. Typically, a reserves audit letter or report is prepared, clearly stating the assumptions made. A reserves audit should be of sufficient rigor to determine the appropriate reserves classification for all reserves in the property set evaluated and to clearly state the reserves classification system being utilized. In contrast to the term ‘audit’ as used in a financial sense, a reserves audit is generally less rigorous than a reserves report.”

The following is an excerpt from AU Section 110 as adopted and amended by the Public Company Accounting Oversight Board, or PCAOB: “The objective of the ordinary audit of financial statements by the independent auditor is the expression of an opinion on the fairness with which they present, in all material respects, financial position, results of operations, and its cash flows in conformity with generally accepted accounting principles. The auditor’s report is the medium through which he expresses his opinion or, if circumstances require, disclaims an opinion. In either case, he states whether his audit has been made in accordance with generally accepted auditing standards. These standards require him to state whether, in his opinion, the financial statements are presented in conformity with generally accepted accounting principles and to identify those circumstances in which such principles have not been consistently observed in the preparation of the financial statements of the current period in relation to those of the preceding period.”

Accordingly, in future filings we will disclose:

A reserves audit and a financial audit are separate activities with unique and different processes and results.  These two activities should not be confused. As currently defined by the Society of Petroleum Engineers, a reserves audit should be of sufficient rigor to determine the appropriate reserves classification for all reserves in the property set evaluated and to clearly state the reserves classification system being utilized.  A financial audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  A financial audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Response to 15(b):

In future filings, we will disclose that the work by Netherland was conducted in accordance with the principles set forth in the Society of Petroleum Engineers audit standards and in compliance with the Commission reserves classifications and definitions set out in Rule 4-10 of Regulation S-X.

Response to 15(c):

In future filings, we will disclose the following: We have been advised that Netherland’s audit consisted primarily of substantive testing, wherein Netherland conducted a detailed review of all of our properties.

Response to 15(d):

                In future filings, we will disclose the following:

The Company’s engagement of Netherland contemplated that Netherland would audit 100% of the Company’s reserves, and the Company did not place any limitations on Netherland in the conduct of Netherland’s audit.  The Company is not aware of the actual percentage of the Company’s reserves audited by Netherland.

Response to 15(e):

                In future filings, we will disclose the following:

We are not aware of any assumptions provided by management that were relied upon by Netherland without testing. The Company did not place any limitations on Netherland in the conduct of Netherland’s audit.

Response to 15(f):

                In future filings, we will disclose the following:

The engagement of Netherland was authorized by the Board of Directors.  Netherland reported to the management of the Company.

15.(Part II.)           Please submit details about the three largest material properties where there was the widest variance between the reserve estimates and standardized measure of future net cash flows discounted at 10% each party estimated for each property.  Also tell us the amount and percent of variance between the aggregate reserve estimates calculated by you and Netherland Sewell & Associates.

Response to 15 – Part II:

The following table sets forth the details concerning the three largest material properties where there was the widest variance between the reserve estimates and standardized measure of future net cash flows discounted at 10% each party estimated for each property and also indicates the amount and percent of variance between the aggregate reserve estimates calculated by us and Netherland.

Kodiak reserves compared to NSAI for 12/31/07:

		KODIAK
Largest Variance by Well		NetOil(Bbls)	NetGas(MCF)	CAPEX, $	FNR, $	PV(10%), $
Salvation Army 11-7	PDP	409	—	$—	$12,972	$12,865
NT 4-36	PDP	—	11,251	$—	$28,170	$27,039
State 6-16	PDP	2,781	988	$—	$169,561	$161,886
Total Variances by Well		3,190	12,239	$—	$210,703	$201,790

		NSAI
		NetOil(Bbls)	NetGas(MCF)	CAPEX, $	FNR $	PV(10%), $

Salvation Army 11-7	PDP	6,138	—	$—	$381,600	$347,900
NT 4-36	PDP	—	86,832	$—	$247,000	$200,800
State 6-16	PDP	5,829	1,457	$—	$302,200	$260,500
Total Variances by Well		11,967	88,289	$—	$930,800	$809,200

		PERCENT DIFFERENCE
		NetOil, Bbls.	NetGas, MCF	CAPEX, $	FNR $	PV(10%), $
Salvation Army 11-7	PDP	1400.7%	0.0%	0.0%	2841.7%	2604.2%
NT 4-36	PDP	0.0%	671.8%	0.0%	776.8%	642.6%
State 6-16	PDP	109.6%	47.5%	0.0%	78.2%	60.9%

Total Reserve Comparison		932,031	2,696,152	$10,669,553	$62,274,726	$36,194,171

Kodiak difference from NSAI		848,804	2,883,115	$10,716,400	$59,915,300	$38,618,400

Total Difference		83,227	(186,963)	(46,847)	2,359,426	(2,424,229)

Difference as a percent		8.9%	-6.9%	-0.4%	3.8%	-6.7%

Risk Factors, page 16

The actual quantities and present value of our proved reserves may be lower than we have estimated, page 18

16.          Please disclose your recent history of negative reserve revisions, which occurred during the last two years.  You should also discuss the ramifications to the company when your reserves are found to be materially lower than you had estimated and reported.

Response:

In future filings, we will disclose the following risk factor:

We have a recent history of negative reserve revisions that occurred during the last two fiscal years.  Specifically, our December 31, 2007 natural gas reserves reflected a downward revision of the December 31, 2006 reserves in the amount of 1.1 BCF, primarily as a result of the revision of reserves associated with the underperformance of one Vermillion Basin exploratory well.  Our December 31, 2006 natural gas reserves reflected a downward revision of the December 31, 2005 reserves of 2.8 BCF, primarily as a result of the revision of reserves associated with our decision to discontinue exploration and development of our coalbed methane properties.  Due to the imprecise nature of estimating natural gas and oil reserves as well as the potential volatility in natural gas and oil prices and their effect on the carrying value of our natural gas and oil properties, negative reserve revisions in the future may also be required as a result of factors that may negatively affect the present value of proved natural gas and oil reserves. These factors can include volatile natural gas and oil prices, downward revisions in estimated proved natural gas and oil reserve quantities, limited classification of proved reserves associated with successful wells and unsuccessful drilling activities.  When reserves are found to be materially lower than we had estimated and reported, our prospects and stock price could be adversely affected.

Management’s Discussion and Analysis of Financial Condition and Results of  Operations, page 42

Operating Results, page 45

Asset Impairment, page 46

17.          We note your $34 million in impairments in 2007 and the 55% negative gas reserves revisions.  Please provide us with the information showing the technical basis for originally booking the reserves as proved reserves that you believed satisfied the definition of proved reserves in Rule 4-10(a) of Regulation S-X.  Also provide the documents underlying the volumes of reserves that were originally booked in each well and the volumes that you booked at December 31, 2007 for each well.

Response:

We engaged Netherland Sewell & Associates (“Netherland”), independent reserve engineers, to estimate our reserves as of December 31, 2006.  A copy of Netherland’s signed report dated March 20, 2007 regarding such estimates is included in the CD-ROM delivered by overnight courier to Mr. Murphy.  As indicated on Netherland’s report to the Company, Netherland’s December 31, 2006 estimates conform to SEC guidelines.  Netherland’s report sets forth the volumes of reserves that were originally booked to each of our wells as of December 31, 2006.

With respect to the volumes as of December 31, 2007, included on the CD-ROM is a report prepared by our internal engineers setting forth the volumes of reserves that were originally booked to each of our wells as of December 31, 2007.

Supplemental Oil and Gas Reserve Information, page 71

18.          We note that you report significant reserve changes in your year to year reserve reconciliation table without including any discussion about the reasons for those changes.  You are required to provide appropriate explanations for the significant reserve changes reported in your table of reserve changes to comply with paragraph 11 of SFAS 69.

Response:

As of December 31, 2007, we had estimated proved reserves of 2.7 billion cubic feet (“BCF”) of natural gas and 932 thousand barrels (“MBbls”) of oil with a present value discounted at 10% of $36.2 million. Our reserves are 75% proved developed and are comprised of 33% natural gas and 67% crude oil on an energy equivalent basis. Our December 31, 2007 natural gas reserves reflect a downward revision of the December 31, 2006 reserves of 1.1 BCF.  Such downward revision of our reserves is primarily associated with the underperformance of one exploratory well in the Vermillion Basin.

Vermillion Basin:  North Trail State #4-36 well.  In December 2006, we had recently completed the North Trail State #4-36, and, based on early results, production from wells offsetting the lease, and geological studies, the North Trail State #4-36 was estimated to have 1.6 BCF of reserves.  In 2007, due to various mechanical problems, including collapsed casing that made production from North Trail State #4-36 impossible from the deeper formations, production from  North Trail State #4-36 did not meet anticipated flow rates.  As a result, in the 2007 reserve study, only the reserves from the shallow formation on the North Trail State #4-36 were considered and no reserves from the deeper Baxter Formation were recorded.  Because the North Trail State #4-36 constituted a large percentage of our total gas reserves, the adjustment to the reserves for North Trail State #4-36 dramatically impacted our total reserves.

Closing Comments

The Company hereby acknowledges to the Staff of the Commission the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Keith Doss
Keith Doss
Chief Financial Officer